United States securities and exchange commission logo





                           June 8, 2023

       Zachary Wang
       Chief Executive Officer
       Aurora Technology Acquisition Corp.
       4 Embarcadero Center
       Suite 1449
       San Francisco, CA 94105

                                                        Re: Aurora Technology
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 12, 2023
                                                            File No. 333-271890

       Dear Zachary Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed May 12, 2023

       Summary of the Proxy Statement/Prospectus
       Organizational Structure, page 7

   1. Please include a diagram depicting the organizational structure of New DIH and its subsidiaries
immediately after the consummation of the business combination and include the ownership interests
held by the existing DIH equity holders, ATAK public
                                                        shareholders, Maxim
(pursuant to the success fee), the sponsor and any affiliates.
 Zachary Wang
FirstName  LastNameZachary   Wang
Aurora Technology  Acquisition Corp.
Comapany
June 8, 2023NameAurora Technology Acquisition Corp.
June 8,
Page 2 2023 Page 2
FirstName LastName
Sponsor Support Agreement, page 8

2. We note that the Sponsor and certain members and affiliates of the Sponsor entered into the sponsor support agreement pursuant to which the sponsor parties agreed to, among other things, waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Interests of Certain Persons in the Business Combination, page 15

3.       We note your disclosure that the Sponsor and ATAK   s officers and
directors will lose
         their entire investment in ATAK and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if an initial business combination is not consummated by
         August 9, 2023. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and ATAK's officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor
and ATAK   s
         officers and directors are awaiting reimbursement.
4. You disclose that from February 2023 to May 2023, ATAK issued unsecured promissory notes to the Sponsor, with an aggregate principal amount equal to $830,000 for the purpose of making extension payments and providing ATAK with additional working capital. However, on page 106, you disclose that ATAK issued notes equal to
         $1,235,000. Please revise your disclosure to address this discrepancy. Certain Other Interests in the Business Combination, page 16

5. We note that Maxim Group LLC was an underwriter for the initial public offering of the
         SPAC and it is advising on the business combination transaction with the target company. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Maxim or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for
the SPAC   s initial
         public offering.
Questions and Answers about the Proposals
Q. What happens if a substantial number of the Public Shareholders vote in favor of the Business
Combination Proposal...?, page 23

6. Your disclosure in footnote 9 indicates that the additional dilution sources includes the payment of the extension amendment redemptions. Please clarify whether this encompasses all transaction expenses. In this regard, we note you disclose on page 73 that you expect the aggregate transaction expenses are expected to be approximately $24.1 million and that the "the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay the transaction expenses."
 Zachary Wang
FirstName  LastNameZachary   Wang
Aurora Technology  Acquisition Corp.
Comapany
June 8, 2023NameAurora Technology Acquisition Corp.
June 8,
Page 3 2023 Page 3
FirstName LastName
Risk Factors
Risks Related to ATAK, the Business Combination and New DIH
Notwithstanding the foregoing, these provisions of the ATAK Warrant Agreement do not apply to suits brought to enforce any liability or duty, page 71

7. We note your disclosure that the ATAK Warrant Agreement provides that any action, proceeding or claim against ATAK arising out of or relating in any way to the ATAK
         Warrant Agreement, "including under the Securities Act," will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern
         District of New York. Please revise your prospectus disclosure consistent with that provided in the Warrant Agreement as filed in Exhibit 4.6, which provides in Section 9.3 that "the federal district courts of the United States of America" shall be the exclusive form for the resolution of any complaint asserting a cause of action arising under the
         Securities Act or the rules and regulations promulgated thereunder. The provision of the Proposed Certificate of Incorporation to be in effect following the Business
Combination requiring exclusive venue..., page 77

8. With respect to your disclosure regarding the federal district courts of the United States serving "the sole and exclusive forum for the resolution of any complaint against any
         person in connection with any offering of the Company   s securities,
asserting a cause of
         action arising under the Securities Act," consistent with Section 7.8 of your proposed
         Amended and Restated Certificate of Incorporation revise your disclosure here and on pages 117 and 215 to clarify that the federal district courts of the United States of America will be "the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act."

Related Agreements
Amended and Restated Registration Rights Agreement and Lock-Up Agreement, page
96

9. We note that you will enter into an amended and restated registration rights agreement which will require New DIH to register the resale under the Securities Act certain securities of New DIH that are held by the parties to the agreement. Please revise to disclose the amount of shares of Class A Common Stock which will be subject to this registration rights agreement.
Background of the Business Combination, page 97

10. You disclose that on December 10, 2022, DIH and ATAK executed a letter of intent and the parties proceeded to complete due diligence and to negotiate the terms of the Business
         Combination Agreement until it was executed on February 26, 2023. However, you have not provided any details regarding the terms negotiated by the parties. Please expand your disclosure to include a detailed description of the negotiations from the letters of intent and surrounding the material terms of the Business Combination Agreement, including
 Zachary Wang
FirstName  LastNameZachary   Wang
Aurora Technology  Acquisition Corp.
Comapany
June 8, 2023NameAurora Technology Acquisition Corp.
June 8,
Page 4 2023 Page 4
FirstName LastName
         quantitative information where applicable. Also identify the representatives or members of management who participated in the negotiations and when those meetings and discussions took place. Your revised disclosure should ensure that investors are able to understand how the terms of the letter of intent evolved during negotiations.
11. We note that between July and October 2022, ATAK submitted a non-binding letter of intent. Please revise your disclosure to summarize the terms of this offer including the initial valuation attributed to the transaction and any analyses that were utilized to determine such valuation.
12. We note that Maxim introduced ATAK to DIH on July 6, 2022. Please disclose how
         ATAK's board considered any related conflict of interest in negotiating and recommending the business combination and include risk factor disclosure highlighting the potential conflicts of interests involving Maxim due to its roles as underwriter for
         ATAK's initial public offering and advisor to DIH. In this regard, we note your disclosure on page 108 indicating that in addition to the $7.1 million deferred underwriting fees
         Maxim will receive from ATAK in connection with the business combination, it will also be entitled to a success fee of $8.0 million from DIH.
Opinion of ATAK's Company's Financial Advisor
Comparable Public Company Analysis, page 100

13. You disclose that the EV / 2023E Revenue multiples of such comparable public companies were approximately 5.1x, and this multiple was multiplied by the "2023E pro forma sales of DIH" to obtain an Enterprise value, and that the "Net Debt" was then removed from Enterprise Value to obtain an Implied Equity Value using this analysis of
         $284.1M. Please disclose the financial projections and related assumptions used in this analysis, such "2023E pro forma sales of DIH" and the "net debt" of DIH.
Discounted Cash Flow Analysis, page 102

14.      We note your disclosure that Newbridge reviewed a financial model of
DIH with
         historical numbers and future financial projections (including potential revenue growth,
         EBITDA and net income / cash flow margins) provided by DIH   s
management team, and
         that Newbridge performed a DCF Analysis of the estimated future unlevered free cash flows attributable to DIH for the fiscal years of 2023 through 2032 in reliance on such
         DIH management projections. Please disclose the DIH management projections and related assumptions that were shared with Newbridge and that underlie the DCF analysis.
         Additionally, considering the term of the projections provided by DIH management to
         Newbridge, please explain the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. It should be clear from your disclosure how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates are reasonable. Further clarify what consideration the ATAK Board gave to the speculative nature of the discounted cash flow analysis through 2032 and the projections through the same
 Zachary Wang
Aurora Technology Acquisition Corp.
June 8, 2023
Page 5
         extended period. Refer to Item 1015(b)(6) of Regulation M-A, as contemplated by Part I,
         Item 4(b) of Form S-4.
Fees and Expenses, page 103

15. We note that $100,000 of the Newbridge fee is payable upon the consummation of the
         Business Combination. Revise to clarify whether that portion of the fees is conditioned on the completion of the transaction.
The ATAK Board's Reasons for the Approval of the Business Combination, page 103

16. You disclose before reaching its decision, the ATAK Board reviewed the results of the
         due diligence conducted by ATAK   s management and advisors, including
the reviews of
         certain projections provided by DIH. Please disclose any DIH projections and related assumptions that the Board considered in making its decision. Please also disclose how the DIH projections considered by the ATAK Board compare with the financial model of
         DIH with financial projections relied upon by Newbridge in performing its DCF analysis.
Certain Material United States Federal Income Tax Considerations, page 127

17. We note your disclosure that the Domestication should qualify as an F Reorganization within the meaning of Section 368(a)(1)(F) of the Code. Your disclosure further indicates that if the Domestication qualifies as an F Reorganization, U.S. Holders of your securities should not recognize gain or loss for U.S. federal income tax purposes on the
         Domestication, except in certain circumstances pursuant to Section 367(b) of the
         Code. As a result, it appears that the tax consequences are material to shareholders.
         Please revise your disclosures to identify tax counsel and file a related opinion or provide us an analysis explaining why it is not necessary to do so. See Item 601(b)(8) of
         Regulation S-K and Section III of Staff Legal Bulletin 19 (Oct. 14,
2011).
Unaudited Pro Forma Condensed Combined Financial Information, page 140

18.    You disclose under the bullet "Assuming Maximum Redemptions" that there is no
       minimum net tangibles assets required upon consummation of the merger. We note that in your Amended and Restated Articles of Association filed as Exhibit 3.1, you disclose in section 37.5(c) that in no event will the Company redeem its public shares in an amount
FirstName LastNameZachary Wang
       that would cause the Company's net tangible assets to be less than $5,000,001 upon
Comapany    NameAurora
       consummation    of aTechnology  Acquisition Corp.
                            business combination.  Please reconcile your
disclosure here with that
       provided in
June 8, 2023 Page 5your  Articles of Association.
FirstName LastName
 Zachary Wang
FirstName  LastNameZachary   Wang
Aurora Technology  Acquisition Corp.
Comapany
June 8, 2023NameAurora Technology Acquisition Corp.
June 8,
Page 6 2023 Page 6
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 146

19. We note DIH has not historically operated as a standalone business and has functioned as part of the business of DIH Technology Ltd, or Parent. In addition,
DIH   s historical
         combined financial statements have been prepared on a    carve-out
basis.    Please tell us
         how you considered the autonomous entity adjustments pursuant to Rule 11-02(a)(6)(ii) of
         Regulation S-X.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 147

20. Please revise adjustment d) to clearly show each adjusted amount to the pro form condensed combined balance sheet on page 144. Refer to Rule 11-02(a)(8) of Regulation
         S-X.
21. We note adjustment l) represents the reclassification of the parent s net investment in DIH
         into DIH   s common stock, no par value per share. Please revise the
disclosure describing
         the nature of adjustment l) to show how each adjustment amount presented on page
         144 was derived.
Information about ATAK, page 149

22. Revise your disclosure to state the amount in the trust account as of the most recent practicable date. In this regard, we note that you disclose here that there is approximately
         $58.3 million in the trust account. However, on page 21 you disclose that approximately
         $59.1 million remains in the trust account as of April 30, 2023. Business of DIH
Our Strategy, page 164

23. You disclose that the global rehabilitation care market is estimated to be over $100 billion and is extremely reliant upon manual therapies, with therapists payroll costing more than
         $50 billion. You further disclose that such "a manually dominant approach results in unproven and non-desirable outcomes" due to a lack of intensity, integration, standardization and optimization throughout the weeks or months of long intervention processes. Please revise to disclose the source of your estimation of the global rehabilitation market, and provide support for your statement that "a manually dominant approach results in unproven and non-desirable outcomes" or revise to characterize as your belief and disclose the basis for your belief. In this regard, we note that you have a risk factor on page 47 that discloses that the health benefits of your products have not yet been substantiated by long-term large randomized clinical data. Zachary Wang
FirstName  LastNameZachary   Wang
Aurora Technology  Acquisition Corp.
Comapany
June 8, 2023NameAurora Technology Acquisition Corp.
June 8,
Page 7 2023 Page 7
FirstName LastName
Intellectual Property, page 178

24. You disclose that you have 20 active patent families and patents, including 18 registered patents in the US and that you believe "protecting [y]our intellectual property is crucial to
         [y]our business." If patent protection is a material aspect of your business, please disclose whether these patent or pending patent applications are owned or licensed, the type of patent protection, the expiration dates, and applicable jurisdictions, as well as the core patent families such patent and/or patent applications relate for any such material patent and whether there are any contested proceedings or third-party claims. See Item
         101(h)(4)(vii) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of DIH
Supply Chain and Inflation, page 182

25. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
26. Please further discuss how supply chain disruptions have and are expected to materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Results of Operations
Comparison of the Years Ended March 31, 2022 and 2021
Revenue, page 188

27. We note from your disclosure that you have direct sales in the United States, Germany,
         Switzerland and Netherlands. Please revise your discussion of revenues for annual and interim periods to quantify how the changes in foreign exchange rates impact the revenues. In addition, quantify and describe the extent to the increase of revenue was attributable to changes in prices or to changes in the volume of the devices you sold.
Management's Discussion and Analysis of Financial Condition and Results of Operations of DIH
Liquidity and Capital Resources, page 189

28. Please file copies of the lines of credit and long-term debt and amendments that are currently in place as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. In addition, please expand your disclosure here to describe the material terms of the agreements.
 Zachary Wang
FirstName  LastNameZachary   Wang
Aurora Technology  Acquisition Corp.
Comapany
June 8, 2023NameAurora Technology Acquisition Corp.
June 8,
Page 8 2023 Page 8
FirstName LastName
Cash Flows
Net Cash Provided by / (Used in) Operating Activities, page 190

29. Your discussion of net cash flows used in operating activities merely describes the items identified on the face of the statement of cash flows. Please revise your discussion of operating cash flow to address material changes in the underlying driver. Refer to SEC
         Release No. 33-8350 for guidance.
Executive and Director Compensation, page 197

30.      Please revise to disclose the compensation items tabulated in the "All
Other
         Compensation" column. See Item 402(n)(2)(ix) of Regulation S-K.
Notes to Interim Condensed Combined Financial Statements, page F-34

31. We note DIH acquired the SafeGait 360 and SafeGait Active smart mobility trainer systems from Gorbel in October 2022. We also note you accounted the acquisition as an asset acquisition. Please tell us the purchase amount of acquisition; and to the extent it is material, disclose the purchase amount of the acquisition and describe the related accounting policy to support your accounting as an asset acquisition. Notes to Combined Financial Statements, page F-51

32.      We note from the disclosure on page 42 that DIH   s historical
combined financial
         statements have been prepared on a carve-out basis. Please expand your footnotes to the interim and annual financial statements to describe certain expenses, if any, incurred on
         DIH   s behalf by its parent or affiliates, and the allocation methods used along with
         management   s assertion that the method of allocation is reasonable.
Refer to SAB Topic
         1B.1.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-52

33. Expand your disclosure to clarify the entities included in the Combined Financial
         Statements. The common control relationship of the Company and DIH Hong Kong is currently disclosed; however, it is unclear whether these entities and their subsidiaries are combined in the presentation of the financial statements or if other entities are also included.
13. Income Taxes, page F-72

34. Considering DIH has historically existed and functioned as part of the business of DIH
         Technology Ltd, or the Parent and DIH   s historical combined
financial statements have
         been prepared ono a carve-out basis, please disclose whether you calculated the tax provision on the separate return basis. To the extent it is not on the separate return basis, disclose the allocation method and why you believe your allocation method is appropriate.
 Zachary Wang
Aurora Technology Acquisition Corp.
June 8, 2023
Page 9
      Refer to SAB Topic 1B.1.
General

35. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
      U.S. government entity, such as the Committee on Foreign Investment in the United
      States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
      Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                            Sincerely,
FirstName LastNameZachary Wang
                                                            Division of
Corporation Finance
Comapany NameAurora Technology Acquisition Corp.
                                                            Office of Energy &
Transportation
June 8, 2023 Page 9
cc:       Ilan Katz
FirstName LastName